Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and the Index Supplement dated May 31, 2011)	Subject to Completion	Filed Pursuant to Rule 433 Registration No. 333-169119 March 4, 2013

Relative Performance Notes Linked to the Performance of the the Barclays US 10Y Treasury Futures Index™ and S&P 500® Index due March [•], 2018
• • • • • • • • • •

The return on the Notes, if any, is linked to the performance of the S&P 500® Index (the “Long Index”) and the 10Y Treasury Futures Index™ (the “Short Index”). If the performance of the Long Index is equal to or greater than the performance of the Short Index over the term of the Notes, as measured by the Index Returns of each Index from the Trade Date to the Final Valuation Date, the Issuer will repay (subject to Issuer credit risk) the principal amount plus pay a return equal to the Relative Return multiplied by the Participation Rate. If the Long Index underperforms the Short Index, you will be fully exposed to the outperformance of the Short Index Relative to the Long Index and the Issuer will repay less than the full principal amount at maturity, if anything, resulting in the loss of some or all of your initial investment.

Terms and Conditions

The Notes are senior and unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Payment at Maturity Diagram

*** The above diagram assumes a Participation Rate of 145% and is based on a number of other assumptions, as set forth on page FWP-5 of the free writing prospectus. The diagram is included for illustrative purposes only. The blue solid line in the graph above represents the return on investment of the Notes, while the orange dotted line represents the Relative Return.

Selected Risk Considerations

•       You Will Lose Some or All of Your Principal If the Relative Return Is Negative.

•       Any payments on the notes are subject to issuer credit risk.

•       The Notes do not bear interest.

•       Owning the Notes is Not the Same as Owning the Stocks Comprising the Long Index.

•       You Will Not Have Rights in the 10Y Treasury Futures.

•       There may be no secondary market.   Notes should be considered a “hold until maturity” product.

•       Additional risk factors can be found on the slide titled “Certain Risk Considerations”.  See also “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” beginning on page FWP-1 of the accompanying free writing prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

Issuer	Barclays Bank PLC
Trade Date	March [•], 2013
Issue Date(*)	March [•], 2013
Final Valuation Date(*)(**)	March [•], 2018
Maturity Date*(**)_	March [•], 2018
Components (Bloomberg Tickers)
SPX <Index>	BXIIUS10<Index>
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Relative Return:	Long Index Return – Short Index Return
Participation Rate	[145% – 155%]**
** The Participation Rate will be set on the Trade Date and will not be less than 145%.
Payment at Maturity (per $1,000 principal amount):

If the Long Index Return is equal to or greater than the Short Index Return, $1,000 + ($1,000 x Relative Return x Participation Rate). If the Long Index Return is less than the Short Index Return, $1,000 + ($1,000 x Relative Return).

Index Return: For each Index:	Final Level – Initial Level Initial Level
Initial Index Level:	[•] in respect of the Long Index and [•] in respect of the Short Index, which in each case is the closing level of the Index on the Trade Date.
Final Level (with respect to each Index):	The Index Level on the Final Valuation Date.
CUSIP /ISIN

(*) Subject to postponement in the event of a market disruption event, as described in the prospectus supplement.

(**)Depending on the actual date on which the Notes are priced for sale to the public, which will be the Initial Valuation Date, any reference in the free writing prospectus to the month in which the Issue Date, Final Valuation Date and Maturity Date will occur is subject to change.

Investing in these Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement and “Selected Risk Factors” in the accompanying free writing prospectus.

Certain Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes.  Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities.  The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s).  Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity.  There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer.  The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance.  Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility.  The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity.  The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk.  The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest.  Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Factors” beginning on page FWP-1 of the related free writing prospectus.